Exhibit 5.1

March 26, 2015

Board of Directors

Central Pacific Financial Corporation

220 South King Street

Honolulu, Hawaii 96813

Re: Prospectus Supplement to the Shelf Registration Statement on Form S-3 (File No. 333-179807)

Ladies and Gentlemen:

I am the General Counsel of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), and in such capacity I am charged with general supervisory responsibilities for the legal affairs of the Company and its subsidiaries.  I am furnishing this opinion in connection with the sale by ACMO CPF, L.L.C. and Carlyle Financial Services, Harbor, L.P. (collectively, the “Selling Shareholders”) of 7,605,388 shares of common stock, no par value (the “Shares”), and the associated preferred share purchase rights (the “Preferred Share Purchase Rights”) relating to the Shares issued pursuant to the Tax Benefits Preservation Plan (the “Tax Benefits Preservation Plan”), dated as of November 23, 2010, as amended, between the Company and Wells Fargo Bank, N.A., as rights agent (the “Rights Agent”), and associated preferred share purchase rights to be sold pursuant to a prospectus supplement dated March 26, 2015 and the accompanying prospectus dated March 9, 2012 (such documents, collectively, the “Prospectus”) that form a part of the Company’s effective registration statement on Form S-3 (File No. 333-179807) (the “Registration Statement”), and the underwriting agreement dated as of March 26, 2015 (the “Underwriting Agreement”) by and among the Company, the Selling Shareholders, and Citgroup Global Markets Inc. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, I have examined copies of such agreements, instruments and documents as I have deemed an appropriate basis on which to render the opinions hereinafter expressed. In my examination of the aforesaid documents, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to me, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to me as copies (including telecopies). As to all matters of fact, I have relied on the representations and statements of fact made in the documents so reviewed, and I have not independently established the facts so relied on. In addition, as to the Preferred Share Purchase Rights, I have assumed that the Tax Benefits Preservation Plan has been duly authorized, executed and delivered by the Rights Agent.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Based on the foregoing and to the other qualifications and limitations set forth in this letter, I am of the opinion that the Shares and related Preferred Share Purchase Rights have been duly and validly issued.

I am a member of the Hawaii Bar and for purposes of this opinion do not express any opinion as to the laws of any jurisdiction other than the Federal laws of the United States and the laws of the State of Hawaii.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above described Form 8-K and to the reference to me under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, I do not thereby admit that I am an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ GLENN K.C. CHING
GLENN K.C. CHING